PLAN OF ARRANGEMENT WITH QUEENSTAKE BECOMES EFFECTIVE

Vancouver, BC – June 21, 2007 - YGC Resources Ltd. (Toronto Stock Exchange: YGC; Frankfurt Xetra Exchange: ZH6) – Graham Dickson, the President of Yukon-Nevada Gold Corp. (formerly named YGC Resources Ltd. (the "Company")), is pleased to announce that the Plan of Arrangement with Queenstake Resources Ltd. (“Queenstake”) became effective at 12:01 a.m., June 20, 2007.

As announced in the Company’s releases dated May 30, 2007 and June 12, 2007, gross proceeds of $64.7 million were closed into escrow from a brokered private placement co-led by Pacific International Securities Inc. and Casimir Capital LP, and including Blackmont Capital Inc. and Wellington West Capital Markets Inc. as agents. An additional $11.5 million was closed into escrow from a non-brokered private placement. As a result of the Plan of Arrangement becoming effective, the Company will be receiving the net proceeds from the $76.2 million gross proceeds held in escrowed.

Subject to filing of all requisite material with the Toronto Stock Exchange (“TSX”), the shares of Queenstake will be de-listed, and the shares of the Company will be called for trading under the symbol “YNG” on a day determined by the TSX.

Shareholders of Queenstake will be receiving a Letter of Transmittal setting out the procedure to be followed in order for them to exchange their certificates representing Queenstake Shares for certificates representing shares of Yukon-Nevada Gold Corp.

The Company will issue a comprehensive news release summarizing the business of the company soon after trading commences.

FOR FURTHER INFORMATION PLEASE CONTACT:
Graham Dickson, CEO/President (604) 688-9427
Email: graham@ygcr.ca
YUKON-NEVADA GOLD CORP.

Visit our Website at www.ygcr.ca

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to “U.S. Persons” as such term is defined by regulations under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.